UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 4, 2021, Sol-Gel Technologies Ltd. (the “Company”) issued a press release reporting second quarter 2021 financial results and highlighting recent corporate developments. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2021 and for the three and six months then ended.

Attached hereto is the following exhibit:

Exhibit 99.1	Registrant’s press release entitled: “Sol-Gel Technologies Reports Second Quarter 2021 Financial Results and Highlights Recent Corporate Developments”.

Exhibit 99.2	Unaudited condensed consolidated financial statements as of June 30, 2021 and for the three and six months then ended

Exhibits 99.1 (other than the paragraph immediately preceding the heading “Financial Results for the Second Quarter Ended June 30, 2021”) and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 4, 2021	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer